Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the Month of December 2006

Commission File Number 000-22731

Minera Andes Inc.

(Translation of registrant’s name into English)

111 E. Magnesium Road, Suite A

Spokane, Washington 99208

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

TSX-V: MAI	NEWS RELEASE	NASD-OTCBB: MNEAF

MINERA ANDES COMMENCES DRILLING AT LOS AZULES PROJECT, ARGENTINA

- PREVIOUS DRILLING INTERSECTED

221 METERS (725 ft) OF 1.62% COPPER

SPOKANE, WA – December 18, 2006 – Minera Andes (TSX-V: MAI and US OTC: MNEAF) is pleased to announce that drilling has commenced at the Los Azules porphyry copper system in the San Juan province, central Argentina. One core rig is on the property and another rig is anticipated within a week.

A total of 30 holes, totaling approximately 10,500 meters, are planned for the current campaign, commencing on the southern half of the mineralized copper target. The holes will be drilled to a depth of approximately 350 meters. This drilling will test a known area of leachable (chalcocite) and sulfide (chalcopyrite) copper mineralization currently defined by 15 previous drill holes. The area to be drilled covers approximately 2,500 by 750 meters. Holes will be drilled at a nominal grid spacing of 200 meters east-west and 400 meters north-south.

The exploration program is designed to define an inferred resource and provide sufficiently detailed information to allow the completion of a Preliminary Assessment (as defined by NI 43-101) of the property. To this end the engineering firm of Gustavson and Associates has been retained to monitor the program and prepare the NI 43-101 resource estimate and Preliminary Assessment report. The field work will be managed by Nivaldo Rojas and Associates under the supervision of Minera Andes’ technical staff.

Core drilling in early 2006 (see Table 1) focused on an enriched copper target previously defined by prior drilling, an area approximately 2,500 meters by as much as 1,500 meters (see attached map). Drilling tested mineralization on both Minera Andes’ lands and adjacent lands held by Xstrata Copper. Xstrata Copper is one of the commodity business units within Xstrata plc (London Stock Exchange:XTA.L and Zurich Stock Exchange: XTRZn.S). An eleven hole drill program in early 2006 returned intervals up to 1.62% copper over 221 meters and 1.00% copper over 173 meters in separate holes.

I. TABLE 1. SIGNIFICANT 2006 DRILLING RESULTS AT LOS AZULES

		Intersection
Drill Hole	TD (m)	From (m)	To (m)	Interval (m)	Total Copper (%)
AZ-06-10 (core)	261.35	174	261.35	87.35	0.83
AZ-06-11 (core)	270.7	112	270.7	158.7	0.51
AZ-06-14 (core) Includes:	224.55	132 136	180 158	48 22	1.13 1.40
AZ-06-17 (core) Includes:	183.5	66 66	183.5 124	117.5 58	0.63 0.84
AZ-06-19 (core) Includes: Includes:	299.4	78.25 78.25 134	299.4 116 146	221.15 37.75 12	1.62 2.22 3.94
AZ-06-20 (core) Includes: Includes:	253.3	80 80 98	253.3 98 182	173.3 18 84	1.00 1.69 1.12

Allen Ambrose, president of Minera Andes, said, “Our technical team made a second discovery in Argentina during the previous drilling season. Our careful, consistent, methodical exploration has now resulted in two discoveries with our San José project now going into production and the new exciting Los Azules drilling results. The northern portion of the Los Azules target where the new drilling has discovered thick sections of plus one percent copper is exciting in that we see a large copper target developing that is near surface and high grade. We look forward to reporting on the ongoing exploration program at this exciting discovery next year when drilling is completed.”

Eleven reconnaissance core holes, totaling 3,426 meters, were drilled in the earlier campaign to depths of between 133 to 316 meters. The primary focus of the drilling was to test the grade and continuity of known leachable (chalcocite) copper mineralization identified in prior drill campaigns (see Table 2). Drilling at Los Azules continues to encounter features typical of many porphyry copper systems. In the discovery zone, strongly leached cap rock extends from the subcrop to as much as 161 meters beneath the surface followed by an enriched zone of secondary copper mineralization (chalcocite) overlying a zone of mixed secondary and primary (chalcopyrite) copper mineralization. The majority of holes shown in Table 1 ended in mineralization. Drill holes AZ-06-12, 13, 15, 16, and 18 returned lower copper values ranging from nil to 0.5 percent copper.

II. TABLE 2. S IGNIFICANT DRILLING RESULTS AT LOS AZULES, 1998 TO 2004

		Intersection
Drill Hole	TD (m)	From (m)	To (m)	Interval (m)	Total Copper (%)
AZ-04-01* (core) Includes:	195	133 150	195 192	62 42	0.62 0.82
AZ-04-02 (core) Includes: Includes:	330.5	164 164 230	304 190 304	140 26 74	0.38 0.47 0.42
AZ-04-04 (core) Includes: Includes:	300.8	162 162 236	282 202 282	120 40 46	0.54 0.59 0.64
AZ-04-07 (core) Includes:	168.8	96 126	152 152	56 26	0.44 0.58
LA-04-98 (RC)	250	117	250	133	0.47
LA-06-98 (RC) Includes:	250	61 157	250 250	189 93	0.44 0.64
LA-08-98 (RC) Includes:	220	77 103	220 220	143 117	0.55 0.61
LA-03-04 (RC) Includes:	226	94 104	226 114	132 10	0.40 1.12

*	Hole AZ-04-01 is drilled at -60°.

All results have been reviewed by Brian Gavin, Minera Andes’ vice president of exploration, an appropriately qualified person as defined by National Instrument 43-101.

Minera Andes is a gold, silver and copper exploration company working in Argentina. Minera Andes holds about 440,000 acres of mineral exploration land in Argentina, including the co-owned San José silver/gold project now under construction and development for planned mine production and is acquiring other exploration targets in southern Argentina. The Corporation presently has 156,489,415 issued and outstanding shares.

For further information, please contact: Art Johnson at the Spokane office, or Krister A. Kottmeier, investor relations – Canada, at the Vancouver office. Visit our Web site: www.minandes.com

Spokane Office	Vancouver Office
111 East Magnesium Rd., Suite A	410-744 West Hastings Street
Spokane, WA 99208 USA	Vancouver, B.C. V6C 1A5
Phone: (509) 921-7322	Phone: (604) 689-7017; 877-689-7018
E-mail: info@minandes.com	E-mail: ircanada@minandes.com

FORWARD-LOOKING STATEMENT –The Corporation’s results will be subject to known and unknown risks and uncertainties that may cause the Corporation’s actual results in future periods to differ materially from forecasted or anticipated results. Among those factors which could cause actual results to differ materially are the following: the risks inherent in mineral exploration and the mining industry, the Corporation’s needs for additional capital, and other risk factors listed from time to time in the Corporation’s public filings. In addition, the target as currently defined at Los Azules straddles lands owned by Minera Andes and lands held by Xstrata Copper. Minera Andes is currently in negotiations with Xstrata Copper to complete a definitive joint venture agreement for the project. There can be no assurance that the parties will reach agreement to from a joint venture over their respective holdings at Los Azules.

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

2382000
2383000
2384000
2385000
6561000
6560000
6559000
6558000
6557000
LA-17-99
LA-09-98
LA-02-98
LA-01-98
LA-03-98
AZ-06-17
LA-04-98
LA-05-98
LA_04_04
AZ-06-19
AZ-06-20
LA_01_04
LA_02_04
LA-16-98
LA-07-98
LA-06-98
AZ-06-18
Enrichment blanket
LA_03_04
LA-08-98
XSTRATA
AZ-06-16
AZ-06-11
MINERA ANDES
AZ-04.01
AZ-04-06
AZ-06-15
AZ-04-03
AZ-04-08
AZ-04-07
AZ-06-10
AZ-06-14
AZ-04-04
AZ-06-12
AZ-04-02
AZ-04-09
AZ-06-13
AZ-04-05
CORDILLERA
BMG HOLES
XSTRATA HOLES
MINERA ANDES HOLES
2004 and 2006
200 100 0 200 Meters
N

Los Azules Porphyry Copper Project, San Juan, Argentina

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINERA ANDES INC.

By:	/s/ Allen V. Ambrose
Allen V. Ambrose, President

Dated: December 21, 2006